Exhibit 99.1

Alpha and Omega Semiconductor Reports Financial Results for the Fiscal First Quarter of 2022 Ended September 30, 2021

SUNNYVALE, Calif.--(BUSINESS WIRE)--November 4, 2021--Alpha and Omega Semiconductor Limited (“AOS”) (NASDAQ: AOSL) today reported financial results for the fiscal first quarter of 2022 ended September 30, 2021.

The results for the fiscal first quarter of 2022 ended September 30, 2021 were as follows:

GAAP Financial Comparison
Quarterly
(in millions, except percentage and per share data)
(unaudited)
	Three Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020
Revenue	$187.0	$177.3	$151.6
Gross Margin	34.5%	34.2%	28.1%
Operating Income	$24.9	$22.4	$10.3
Net Income Attributable to AOS	$23.4	$19.5	$9.6
Net Income Per Share Attributable to AOS - Diluted	$0.85	$0.71	$0.36
Non-GAAP Financial Comparison
Quarterly
(in millions, except percentage and per share data)
(unaudited)

	Three Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020
Revenue	$187.0	$177.3	$151.6
Non-GAAP Gross Margin	35.3%	34.9%	29.0%
Non-GAAP Operating Income	$30.8	$29.1	$15.4
Non-GAAP Net Income Attributable to AOS	$29.3	$26.3	$14.5
Non-GAAP Net Income Per Share Attributable to AOS - Diluted	$1.06	$0.95	$0.55

The non-GAAP financial measures in the schedule above and under the section “Financial Results for Fiscal Q1 Ended September 30, 2021” below exclude the effect of share-based compensation expenses, amortization of purchased intangible, legal costs related to government investigation and income tax effect of non-GAAP adjustments in each of the periods presented, and production ramp up costs for the three months ended September 30, 2020. A detailed reconciliation of GAAP and non-GAAP financial measures is included at the end of this press release.

Financial Results for Fiscal Q1 Ended September 30, 2021

  Revenue was $187.0 million, an increase of 5.5% from the prior quarter and an increase of 23.4% from the same quarter last year.
  GAAP gross margin was 34.5%, up from 34.2% in the prior quarter and up from 28.1% in the same quarter last year.
  Non-GAAP gross margin was 35.3%, up from 34.9% in the prior quarter and up from 29.0% in the same quarter last year.
  GAAP operating expenses were $39.6 million, up from $38.2 million in the prior quarter and up from $32.2 million in the same quarter last year.
  Non-GAAP operating expenses were $35.1 million, an increase of $2.3 million from last quarter and an increase of $6.5 million from the same quarter last year.
  GAAP operating income was $24.9 million, up from $22.4 million in the prior quarter and up from $10.3 million in the same quarter last year.
  Non-GAAP operating income was $30.8 million as compared to $29.1 million for the prior quarter and $15.4 million for the same quarter last year.
  GAAP net income per share attributable to AOS was $0.85, compared to $0.71 net income per share for the prior quarter and $0.36 net income per share for the same quarter a year ago.
  Non-GAAP net income per share attributable to AOS was $1.06 compared to $0.95 for the prior quarter and $0.55 for the same quarter a year ago.
  Consolidated cash flow provided by operating activities was $80.6 million, compared to $44.2 million in the prior quarter. Operating cash flow provided by AOS alone (excluding the JV Company) was $84.4 million, compared to $32.6 million in the prior quarter.
  The Company closed the quarter with $252.5 million of cash and cash equivalents, including $20.9 million cash balance at the JV Company.

AOS Chairman and Chief Executive Officer Dr. Mike Chang commented, “Today, we celebrate an important milestone for AOS. For the first time in our history, we earned more than $1 a share on a non-GAAP basis in a single quarter. This demonstrates the effectiveness of our business strategies to deliver shareholder value, which we believe has enabled us to reach a sustainable level of earnings power of more than $4 per share annualized on a non-GAAP basis. This belief is supported by the earnings momentum we have established over the past two years and our prospects for even more growth in the years ahead. Our earnings power is underpinned by our outstanding teams that have demonstrated our sophistication in product development, sales and marketing effectiveness, and production acumen.”

Dr. Chang continued, “I am proud and thankful for our team’s execution, as we delivered double-digit growth in each of our market segments with record revenue, excellent profitability, and outstanding bottom-line performance. We have the right foundation for sustainable growth and the right technology in place to ensure that our earnings power grows even more in the years ahead. We are on track to achieve our mission of being a trusted technology partner and a global supplier of a broad portfolio of power semiconductors."

Business Outlook for Fiscal Q2 Ending December 31, 2021

The following statements are based on management's current expectations. These statements are forward-looking, and actual results may differ materially. AOS undertakes no obligation to update these statements.

Our expectations for the second quarter of fiscal year 2022 are as follows:

  Revenue is expected to be approximately $188 million, plus or minus $3 million.
  GAAP gross margin is expected to be approximately 34.8% plus or minus 1%. Non-GAAP gross margin is expected to be approximately 35.5% plus or minus 1%. Non-GAAP gross margin excludes $0.8 million amortization of acquired IP and $0.6 million of estimated share-based compensation charge.
  GAAP operating expenses are expected to be in the range of $39.3 million plus or minus $1 million. Non-GAAP operating expenses are expected to be in the range of $34.5 million plus or minus $1 million. Non-GAAP operating expenses exclude $4.3 million of estimated share-based compensation charge and $0.5 million of estimated professional fees related to the government investigation.
  Income tax expense is expected to be approximately $1.2 million to $1.4 million.
  Loss attributable to noncontrolling interest is expected to be approximately $0.5 million.

Conference Call and Webcast

AOS plans to hold an investor teleconference and live webcast to discuss the financial results for the fiscal first quarter ended September 30, 2021 today, November 4, 2021 at 2:00 p.m. PT / 5:00 p.m. ET. To listen to the live conference call, please dial 877-683-1095 (or 647-689-5445 if dialing from outside the United States and Canada). The conference ID number is 5562789. A live webcast of the call will also be available in the "Events & Presentations" section of the company's investor relations website, http://investor.aosmd.com/. The webcast replay will be available for seven days after the live call on the same website. In addition, a copy of the script of management's prepared remarks and a live webcast of the call will also be available in the "Events & Presentations" section of the company's investor relations website, http://investor.aosmd.com.

Forward-Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management's judgment, beliefs, current trends, and anticipated product performance. These forward-looking statements include, without limitation, statements relating to anticipated earnings power and EPS on an annual basis, the valuation of our company and stock price, our growth opportunities and new markets, our ability to achieve sustained shareholder value, projected amount of revenue, gross margin, operating income (loss), income tax expenses, net income (loss), noncontrolling interest, and share-based compensation expenses, non-GAAP gross margin, non-GAAP operating expenses, tax expenses, and non-GAAP loss attributable to noncontrolling interest, our objectives to achieve long-term success, our ability to gain new customers and design wins, strategic partnership with customers, and other information under the section entitled “Business Outlook for Fiscal Q2 Ending December 31, 2021”. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, the impact of COVID-19 pandemic on our business; our ability to successfully operate our joint venture in China; our ability to develop and succeed in the digital power business; difficulties and challenges in executing our diversification strategy into different market segments; new tariffs on goods from China; ordering pattern from distributors and seasonality; changes in regulatory environment and government investigation; our ability to introduce or develop new and enhanced products that achieve market acceptance; decline of PC markets; the actual product performance in volume production; the quality and reliability of our product, our ability to achieve design wins; the general business and economic conditions; the state of semiconductor industry and seasonality of our markets; our ability to maintain factory utilization at a desirable level; and other risks as described in our SEC filings, including our Annual Report on Form 10-K for the fiscal year ended June 30, 2021 filed by AOS with the SEC and other periodic reports we filed with the SEC. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and AOS undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements presented on a basis consistent with U.S. GAAP, we disclose certain non-GAAP financial measures for our historical performance, including non-GAAP gross profit, gross margin, operating income (loss), net loss attributable to noncontrolling interest, net income (loss), diluted earnings per share ("EPS") and EBITDAS. These supplemental measures exclude, among other items, share-based compensation expenses, legal and profession fees related to government investigation, amortization of purchased intangible, as well as production ramp up costs related to the JV Company. We also disclose certain non-GAAP financial measures in our guidance for the next quarter, including non-GAAP gross margin, operating expenses and loss attributable to noncontrolling interest. We believe that these historical and forecast non-GAAP financial measures provide useful information to both management and investors by excluding certain items and expenses that are not indicative of our core operating results or do not reflect our normal business operations. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. Our use of non-GAAP financial measures has certain limitations in that such non-GAAP financial measures may not be directly comparable to those reported by other companies. For example, the terms used in this press release, such as non-GAAP net income (loss) or non-GAAP operating expenses, do not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. In addition, we included amount of income tax effect of non-GAAP adjustments in the non-GAAP net income of reconciliation table for all periods presented as the management believes that such non-GAAP presentation provides useful information to investors, even though the amounts are not significant. We seek to compensate for the limitation of our non-GAAP presentation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable U.S. GAAP measures both in the text in this press release and in the tables attached hereto. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures.

About Alpha and Omega Semiconductor

Alpha and Omega Semiconductor Limited, or AOS, is a designer, developer and global supplier of a broad range of power semiconductors, including a wide portfolio of Power MOSFET, IGBT, IPM, TVS, HVIC, GaN/SiC, Power IC and Digital Power products. AOS has developed extensive intellectual property and technical knowledge that encompasses the latest advancements in the power semiconductor industry, which enables us to introduce innovative products to address the increasingly complex power requirements of advanced electronics. AOS differentiates itself by integrating its Discrete and IC semiconductor process technology, product design, and advanced packaging know-how to develop high performance power management solutions. AOS’ portfolio of products targets high-volume applications, including personal and portable computers, graphic cards, flat panel TVs, home appliances, smart phones, battery packs, quick chargers, home appliances, consumer and industrial motor controls and power supplies for TVs, computers, servers and telecommunications equipment. For more information, please visit www.aosmd.com.

The following unaudited consolidated financial statements are prepared in accordance with U.S. GAAP.

Condensed Consolidated Statements of Operations
(in thousands, except percentages and per share amounts)
(unaudited)

	Three Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020

Revenue	$187,035	$177,309	$151,551
Cost of goods sold	122,468	116,729	109,028
Gross profit	64,567	60,580	42,523
Gross margin	34.5%	34.2%	28.1%

Operating expenses:
Research and development	17,812	17,282	14,691
Selling, general and administrative	21,806	20,935	17,505
Total operating expenses	39,618	38,217	32,196
Operating income	24,949	22,363	10,327

Interest expense and other income (loss), net	(2,192)	(1,107)	(549)
Income before income taxes	22,757	21,256	9,778

Income tax expense	1,320	1,241	1,011
Net income including noncontrolling interest	21,437	20,015	8,767
Net income (loss) attributable to noncontrolling interest	(1,987)	476	(807)
Net income attributable to Alpha and Omega Semiconductor Limited	$23,424	$19,539	$9,574

Net income per common share attributable to Alpha and Omega Semiconductor Limited
Basic	$0.89	$0.74	$0.38
Diluted	$0.85	$0.71	$0.36

Weighted average number of common shares attributable to Alpha and Omega Semiconductor Limited used to compute net income per share
Basic	26,365	26,251	25,340
Diluted	27,638	27,705	26,314

Alpha and Omega Semiconductor Limited
Condensed Consolidated Balance Sheets
(in thousands, except par value per share)
(unaudited)
	September 30, 2021	June 30, 2021
ASSETS
Current assets:
Cash and cash equivalents	$252,453	$202,412
Restricted cash	342	233
Accounts receivable, net	39,317	35,789
Inventories	163,437	154,293
Other current assets	17,518	14,595
Total current assets	473,067	407,322
Property, plant and equipment, net	441,279	436,977
Operating lease right-of-use assets, net	33,437	34,660
Intangible assets, net	12,570	13,410
Deferred income tax assets	5,216	5,167
Restricted cash - long-term	2,168	2,168
Other long-term assets	23,941	18,869
Total assets	$991,678	$918,573
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$81,681	$80,699
Accrued liabilities	92,207	69,494
Income taxes payable	3,004	2,604
Short-term debt	57,955	58,030
Finance lease liabilities	16,722	16,724
Operating lease liabilities	5,537	5,679
Total current liabilities	257,106	233,230
Long-term debt	75,991	77,990
Income taxes payable - long-term	1,332	1,319
Deferred income tax liabilities	3,136	2,448
Finance lease liabilities - long-term	8,516	12,698
Operating lease liabilities - long-term	29,342	30,440
Other long-term liabilities	74,265	44,123
Total liabilities	449,688	402,248
Equity:
Preferred shares, par value $0.002 per share:
Authorized: 10,000 shares; issued and outstanding: none at September 30, 2021 and June 30, 2021	—	—
Common shares, par value $0.002 per share:
Authorized: 100,000 shares; issued and outstanding: 32,996 shares and 26,373 shares, respectively at September 31, 2021 and 32,975 shares and 26,350 shares, respectively at June 30, 2021	66	66
Treasury shares at cost: 6,623 shares at September 30, 2021 and 6,625 shares at June 30, 2021	(66,052)	(66,064)
Additional paid-in capital	264,321	259,993
Accumulated other comprehensive income	2,229	2,315
Retained earnings	200,307	176,895
Total Alpha and Omega Semiconductor Limited shareholder's equity	400,871	373,205
Noncontrolling interest	141,119	143,120
Total equity	541,990	516,325
Total liabilities and equity	$991,678	$918,573

Supplemental disclosures of financial information:
(in thousands)

	As of September 30, 2021				As of June 30, 2021
	AOS	CQJV		Consolidated	AOS	CQJV		Consolidated
Cash and cash equivalents	$231,508	$20,945		$252,453	$164,933	$37,479		$202,412
Bank borrowings liabilities	$22,233	$136,951	*	$159,184	$24,307	$141,135	*	$165,442
Inventory	$109,471	$53,966		$163,437	$100,246	$54,047		$154,293
Property, plant and equipment, net	$175,068	$266,211		$441,279	$174,507	$262,470		$436,977

* AOS is not a guarantor of CQJV's (Chongqing Joint Venture) debts.
	Three Months Ended September 30, 2021				Three Months Ended June 30, 2021				Three Months Ended September 30, 2020
	AOS	CQJV		Consolidated	AOS	CQJV		Consolidated	AOS	CQJV		Consolidated
Net cash provided by (used in) operating activities	$84,384	$(3,777)		$80,607	$32,646	$11,574		$44,220	$12,701	$(2,853)		$9,848
Purchase of property and equipment, net of government grant	$15,560	$8,351		$23,911	$25,072	$7,087		$32,159	$7,944	$3,393		$11,337
EBITDAS	$39,866	$3,424	**	$45,277	$33,602	$7,780	**	$40,906	$22,156	$4,609	**	$27,572

** CQJV EBITDAS includes amounts attributable to noncontrolling interest.

Alpha and Omega Semiconductor Limited
Reconciliation of Condensed Consolidated GAAP Financial Measures to Non-GAAP Financial Measures
(in thousands, except percentages and per share data)
(unaudited)

	Three Months Ended
	September 30, 2021	June 30, 2021	September 30, 2020

GAAP gross profit	$64,567	$60,580	$42,523
Share-based compensation	569	561	385
Amortization of purchased intangible	812	812	812
Production ramp up costs related to joint venture	—	—	275
Non-GAAP gross profit	$65,948	$61,953	$43,995
Non-GAAP gross margin as a % of revenue	35.3%	34.9%	29.0%

GAAP operating expense	$39,618	$38,217	$32,196
Share-based compensation	4,066	4,838	2,491
Legal costs related to government investigation	431	553	1,107
Non-GAAP operating expense	$35,121	$32,826	$28,598

GAAP operating income	$24,949	$22,363	$10,327
Share-based compensation	4,635	5,399	2,876
Amortization of purchased intangible	812	812	812
Production ramp up costs related to joint venture	—	—	275
Legal costs related to government investigation	431	553	1,107
Non-GAAP operating income	$30,827	$29,127	$15,397
Non-GAAP operating margin as a % of revenue	16.5%	16.4%	10.2%

GAAP net income attributable to AOS	$23,424	$19,539	$9,574
Share-based compensation	4,635	5,399	2,876
Amortization of purchased intangible	812	812	812
Production ramp up costs related to joint venture	—	—	135
Legal costs related to government investigation	431	553	1,107
Income tax effect of non-GAAP adjustments	1	(2)	(8)
Non-GAAP net income attributable to AOS	$29,303	$26,301	$14,496
Non-GAAP net margin attributable to AOS as a % of revenue	15.7%	14.8%	9.6%

GAAP net income attributable to AOS	$23,424	$19,539	$9,574
Share-based compensation	4,635	5,399	2,876
Amortization and depreciation	13,722	13,251	12,489
Interest expense (income), net	2,176	1,476	1,622
Income tax expense	1,320	1,241	1,011
EBITDAS	$45,277	$40,906	$27,572

GAAP diluted net income per share attributable to AOS	$0.85	$0.71	$0.36
Share-based compensation	0.16	0.19	0.11
Production ramp up costs related to joint venture	—	—	0.01
Legal costs related to government investigation	0.02	0.02	0.04
Amortization of purchased intangible	0.03	0.03	0.03
Income tax effect of non-GAAP adjustments	0.00	(0.00)	(0.00)
Non-GAAP diluted net income per share attributable to AOS	$1.06	$0.95	$0.55
Shares used to compute Non-GAAP diluted net income per share	27,638	27,705	26,314

Contacts

Investor and media inquiries:

In the United States: The Blueshirt Group
Ralph Fong
+1 (415) 489-2195
ralph@blueshirtgroup.com

In China: The Blueshirt Group Asia
Gary Dvorchak, CFA
+86 (138) 1079-1480
gary@blueshirtgroup.com